REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON FINANCIAL STATEMENT
                                    SCHEDULE

The  Board  of  Directors  and  Stockholders
Lantronix,  Inc.

     We have audited the consolidated financial statements of Lantronix, Inc. as of June 30, 2004 and 2003, and for each of the three years in the period ended June 30, 2004, and have issued our report thereon dated September 10, 2004. Our audits also included the financial statement schedule listed in Item 15(a). This schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits.

     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects the information set forth therein.

/s/  ERNST  &  YOUNG  LLP

Orange  County,  California
September  10,  2004